UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogotá, March 27, 2017

MATERIAL INFORMATION

Avianca Holdings S.A. informs that in a clear and strong defense of the Company’s interest, today it filed a counterclaim in the New York State Supreme Court against Kingsland Holdings Ltd. and Roberto Kriete. Avianca Holdings S.A.’s counterclaim asks the court for an order preventing Kingsland Holdings Ltd. and Roberto Kriete from any further dissemination of confidential information, requiring Kingsland Holdings Ltd. to comply with its contractual obligations under the joint action agreement between Kingsland Holdings Ltd., Synergy Aerospace Corp. and Avianca Holdings S.A.

In addition, Avianca Holdings S.A. filed before the New York State Supreme Court a motion to dismiss all of Kingsland Holdings Ltd.’s claims and opposed Kingsland Holdings Ltd.’s motion for an injunction.

The Company reiterates its commitment to vigorously defend its interests and rights in connection to the lawsuit filed against it before the New York State Supreme Court.

Investor Relation Office

+ 571-5877700

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2017

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo
	Name:	Renato Covelo
	Title:	Vice President Senior General Counsel